

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934


PROCESSED
OCT 23 2002
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
PROCESSING
OCT 21 2002
WASH, D.C.
180
SECTION

For the Month of October, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated October 16, 2002, announcing that Registrant and its major lenders and bondholders holding the majority of the bonds have reached common ground on the guidelines regarding Registrant's debt restructuring..

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: 
Yoav Leibovitch
Chief Financial Officer

Dated: October 17, 2002





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Press Releases

Oct 16, 2002

Gilat Satellite Networks and its major lenders and bondholders holding majority of the bonds have reached common ground on the guidelines regarding its debt restructuring

Petah Tikva, Israel, October 16, 2002 - Gilat Satellite Networks Ltd. (NASDAQ: GILTF), a worldwide leader in satellite networking technology, announced today that it, its largest banking creditor, and bondholders holding a majority of the US $350 million (face value), 4.25 percent Convertible Subordinated Notes due 2005, have agreed to commence negotiations to restructure the Company's debt to the Bank and the Bondholders. These negotiations will be based on certain agreed guidelines that will include concessions from its creditors and lenders. The guidelines anticipate a partial conversion of a major portion of the face value of the Bonds into common equity and options, and a partial exchange of the remaining face amount into new long-term convertible bonds with a grace period for interest payments. The guidelines also anticipate that a certain portion of the principal of the Company's debt to the Bank will be deferred by a few years and that the remaining debt will be converted into equity and new convertible bonds. The Company intends to negotiate better payment terms with its other major lenders and to obtain concessions from its major suppliers. The Company, the banks and Bondholders holding a majority of the bonds have agreed to cooperate in crafting a detailed restructuring plan by setting up a fast track timetable (30 days) and to submit the proposed plan to the Bondholders and banks for their approval as soon as feasibly possible.

"We expect that the Company's debt level will be significantly reduced by approximately US$300 million by converting a substantial amount of debt to equity or options to acquire equity in the Company", said Yoel Gat, Chairman and CEO of Gilat Satellite Networks. "Post restructuring financing costs are expected to be relatively minimal (less than US$5 million cash per year) for the first few years", he added.

Based upon the progress reached with major lenders and bondholders holding majority of the bonds, and in order to accelerate the completion of the process, the Company today filed an application with the Israeli District Court in Tel Aviv to commence the approval for the restructuring plan and a stay of action by the bondholders. The stay will be effective in Israel and the Company will seek a similar stay in the US. The stay in Israel will be in effect for a period of 30 days subject to the Company's compliance with certain matters requested by the Court. The stay is intended to allow the proper completion of a detailed restructuring plan and its further submission to bondholders and banks. The approved stay will enjoin the Company's bondholders from exercising any rights that could hamper the plan.

The Company's petition filed with the Court is supported by it largest banking creditor, the Company's other Israeli banks, and bondholders holding a majority of the bonds. The Company, its banks and bondholders holding majority of the bonds are working consistently and steadfastly to complete the restructuring plan. While this process is taking shape, the Company's ongoing operations do continue as usual and are unaffected by the restructuring process.

"This final phase of the restructuring process is nearing completion and we are encouraged by the progress made thus far", said Yoel Gat, Chairman and CEO of Gilat. "After the restructuring process is complete, Gilat will have significantly less debt and improved liquidity, ensuring long-term viability and positioning the Company for growth", he added.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, Skystar 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL and, following the execution of a definitive agreement and regulatory approval, Alcatel Space and SkyBridge, subsidiaries of Alcatel. Skystar Advantage(R), Skystar 360(TM), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA)
Tel: +703-848-1515
tim.perrott@spacenet.com


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